(Securities Code 7203)
June 17, 2011
To All Shareholders:
President Akio Toyoda
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Resolutions Adopted at FY2011 Ordinary General Shareholders’ Meeting

Dear Shareholder,

The reports made and resolutions adopted at the FY2011 Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) today are as follows:

Reports:

Reports on business review, unconsolidated and consolidated financial statements for FY2011 (April 1, 2010 through March 31, 2011) and report by Accounting Auditor and the board of Corporate Auditors on the audit results of the consolidated financial statements for FY2011.

Details pertaining to the above were reported.

Resolutions:
Proposed Resolution 1:	Distribution of Surplus

Payment of a year-end dividend of 30 yen per share was approved as proposed.

The total amount of the annual dividends for the fiscal year ended March 31, 2011 will be 50 yen per share combined with the interim dividend.

Proposed Resolution 2:	Partial Amendment of the Articles of Incorporation

Approved as proposed.  In accordance with the reduction in the number of directors of the board and the discontinuance of the position of the Senior Managing Director, the necessary amendments shall be made to the Articles of Incorporation of TMC.

Proposed Resolution 3:	Election of 11 Directors

Approved as proposed.  The following 11 persons were elected and have assumed their positions as directors:
Fujio Cho, Akio Toyoda, Takeshi Uchiyamada, Yukitoshi Funo, Atsushi Niimi, Shinichi Sasaki, Satoshi Ozawa, Nobuyori Kodaira, Mamoru Furuhashi, Takahiko Ijichi, and Yasumori Ihara

Proposed Resolution 4:	Election of 4 Corporate Auditors

Approved as proposed.  The following 4 persons were elected and have assumed their positions as corporate auditors:
Kunihiro Matsuo, Yoko Wake, Yoichiro Ichimaru, and Masahiro Kato

Mr. Kunihiro Matsuo and Ms. Yoko Wake satisfy the qualifications of outside corporate auditors as stipulated in Article 2, Paragraph 16 of the Corporation Act of Japan.

Proposed Resolution 5:	Revision of the Amount of Remuneration for Directors

Approved as proposed.  The maximum total amount of director remuneration will be 130 million yen per month.

Proposed Resolution 6:	Payment of Executive Bonuses

Approved as proposed.  The Directors in office as of the end of FY2011 will be paid a total amount of 340,700,000 yen as executive bonuses.

At the Board of Directors meeting held today after the conclusion of the General Shareholders’ Meeting, 7 persons were elected as directors with special titles and assumed their respective positions.

Chairman of the Board Fujio Cho, President Akio Toyoda, Executive Vice Presidents Takeshi Uchiyamada, Yukitoshi Funo, Atsushi Niimi, Shinichi Sasaki, and Satoshi Ozawa were elected and assumed their positions as representative directors.

The new directors, corporate auditors, senior managing officers, and managing officers are as follows:

Chairman of the Board	Fujio Cho	Director	Takahiko Ijichi
President	Akio Toyoda	Director	Yasumori Ihara
Executive Vice President	Takeshi Uchiyamada	Full-time Corporate Auditor	Yoichiro Ichimaru
Executive Vice President	Yukitoshi Funo	Full-time Corporate Auditor	Masaki Nakatsugawa
Executive Vice President	Atsushi Niimi	Full-time Corporate Auditor	Masahiro Kato
Executive Vice President	Shinichi Sasaki	Corporate Auditor	Yoichi Morishita
Executive Vice President	Satoshi Ozawa	Corporate Auditor	Akishige Okada
Director	Nobuyori Kodaira	Corporate Auditor	Kunihiro Matsuo
Director	Mamoru Furuhashi	Corporate Auditor	Yoko Wake

Senior Managing Officers

Nobuyori Kodaira *	Takahiko Ijichi *	Yoshimasa Ishii	Real C. Tanguay
Akira Sasaki	Masamoto Maekawa	Takeshi Shirane	Hirofumi Muta
Mamoru Furuhashi *	Yasumori Ihara *	Mitsuhisa Kato
Tadashi Yamashina	Takahiro Iwase	Masanao Tomozoe
(Note) The asterisk (*) indicates that the officer doubles as a Director of TMC.

Managing Officers

Shigeki Suzuki	Koei Saga	Kazuhiro Miyauchi	Kazuo Ohara
Katsutada Masumoto	Shigeki Terashi	Satoru Mouri	Shuichi Koyama
Shigeru Hayakawa	Soichiro Okudaira	Hiroyoshi Yoshiki	Shigeki Tomoyama
Hisayuki Inoue	Hiroyuki Ochiai	Osamu Nagata	Satoshi Takae
Hiroji Onishi	Yasuo Kawada	Moritaka Yoshida	Kazuya Inagaki
Keiji Masui	Naoki Miyazaki	Yoichi Inoue	Tokuo Fukuichi
Kenji Miura	James E. Lentz	Steve St. Angelo	Shinji Kitada
Kiyotaka Ise	Yoshihiko Matsuda	Johan van Zyl	Riki Inuzuka
Didier Leroy	Shunichi Konishi	Kunihiko Ogura	Masahisa Nagata
Hiroyuki Yokoyama	Koichi Sugihara	Kazuhiro Kobayashi

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.